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RECEIVED MAR 0 1 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 202

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66196

CM 3/22

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SKTY II, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive, Suite 950
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas P. Cleary — 312-983-7070 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED MAR 3 1 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas P. Cleary, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of SKTY II, LLC, as of December 31, 2004, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

25th day of February 2005

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Thomas P. Cleary
Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

SKTY II, LLC
Table of Contents
December 31, 2004

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Member of
SKTY II, LLC

We have audited the accompanying statement of financial condition of SKTY II, LLC as of December 31, 2004 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SKTY II, LLC as of December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 24, 2005

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

SKTY II, LLC
Statement of Financial Condition
December 31, 2004

Assets

Cash	$ 214,106
Receivable from clearing brokers	861,327
Securities owned, pledged	8,692,583
Exchange memberships, at cost (market value $1,700,000)	690,000
Other assets	51,280
Total assets	$ 10,509,296

Liabilities and Member's Equity

Liabilities	
Payable to clearing brokers	$ 644,619
Securities sold, not yet purchased	5,979,813
Accounts payable and accrued expenses	37,245
Due to related party	434,361
Total	7,096,038
Member's equity	3,413,258
Total liabilities and member's equity	$ 10,509,296

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Business—SKTY II, LLC (the "Company") engages in proprietary trading activities, buying, selling and dealing as principal in U.S. exchange-traded securities and certain derivative financial instruments. The Company is a broker-dealer registered with the Securities and Exchange Commission. All of the Company's transactions are cleared by other brokers. The Company was organized on October 2, 2003 and commenced operations on March 17, 2004.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Proprietary securities and derivative financial instruments transactions are recorded on the trade date. Positions are marked to market with resulting unrealized gains and losses reflected in revenue.

Exchange Memberships—Memberships in exchanges are held for operating purposes and are carried at cost.

Translation of Foreign Currencies—Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

Income Taxes—As a limited liability company, the Company does not pay income taxes on its taxable income. The member is liable for individual income taxes on the Company's taxable income.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities are considered financial instruments and, except for exchange memberships, are reflected at market or fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments. Therefore, their carrying amounts approximate their fair value.

Note 2 Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased, at December 31, 2004 consist of:

	Marketable Securities Owned	Marketable Securities Sold, Not Yet Purchased
Equity securities	$ 7,487,448	$ (4,760,103)
Equity options	701,750	(1,219,710)
U.S. Treasury obligations	503,385	
Total	$ 8,692,583	$ (5,979,813)

Cash and financial instruments held at the Company's clearing brokers collateralize securities sold, not yet purchased and amounts due to the clearing brokers, if any.

Note 3 Commitments and Contingencies

The Company leases office space under a noncancelable operating lease agreement that expires May 30, 2005. At December 31, 2004, the aggregate minimum annual rental commitment under this lease, exclusive of additional payments that may be required for certain increases in operating expenses and taxes, is $35,933.

A cash deposit of $68,273 collateralizes a bank letter of credit issued in connection with the office space lease.

Note 4 Financial Instruments

In connection with its proprietary trading activities, the Company enters into transactions involving certain derivative financial instruments, primarily exchange-traded futures contracts on equity-based indexes and options on equities. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at market values of the related securities and would incur a loss if the market value of the securities were to increase subsequent to December 31, 2004.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges

Concentrations of Credit Risk—All trades of the Company are cleared by other clearing brokers. Cash and derivative financial instruments on deposit with the clearing brokers collateralize amounts due to the clearing brokers and serve to satisfy margin requirements. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default also depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the counterparties.

Note 5 Related Party

Due to related party at December 31, 2004 is the amount due to an entity affiliated through common ownership, primarily for purchase of an exchange membership.

Note 6 Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $100,000 or, in its first year of operation, 12-1/2 percent (6-2/3 percent thereafter) of "aggregate indebtedness," as those terms are defined. Net capital changes from day to day, but at December 31, 2004, the Company had net capital and net capital requirements of approximately $1,765,000 and $100,000, respectively. The net capital rule may effectively restrict the withdrawal of capital by the member.